SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Unifi, Inc.
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
904677200
(CUSIP Number)
Thomas Sullivan Impala Asset Management LLC 107 Cherry St. New Canaan, CT 06840 203-972-4155
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 14, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☑.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904677200	SCHEDULE 13D

1	NAME OF REPORTING PERSON Impala Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,621,740
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,621,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.76%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

* Based on 18,505,446 shares of the Issuer’s common stock outstanding as of February 3, 2020 according to the Issuer’s Form 10-Q filed with the SEC on February 6, 2020.

CUSIP No. 904677200	SCHEDULE 13D

CUSIP No. 904677200	SCHEDULE 13D

1	NAME OF REPORTING PERSON Impala Asset Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,621,740
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,621,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.76%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Based on 18,505,446 shares of the Issuer’s common stock outstanding as of February 3, 2020 according to the Issuer’s Form 10-Q filed with the SEC on February 6, 2020.

CUSIP No. 904677200	SCHEDULE 13D

1	NAME OF REPORTING PERSON Impala Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,228,021
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,228,021
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,228,021
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.64%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Based on 18,505,446 shares of the Issuer’s common stock outstanding as of February 3, 2020 according to the Issuer’s Form 10-Q filed with the SEC on February 6, 2020.

CUSIP No. 904677200	SCHEDULE 13D

1	NAME OF REPORTING PERSON Impala Alpha Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,532
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,532
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,532
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.31%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Based on 18,505,446 shares of the Issuer’s common stock outstanding as of February 3, 2020 according to the Issuer’s Form 10-Q filed with the SEC on February 6, 2020.

CUSIP No. 904677200	SCHEDULE 13D

1	NAME OF REPORTING PERSON Waterbuck Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 113,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 113,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.61%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Based on 18,505,446 shares of the Issuer’s common stock outstanding as of February 3, 2020 according to the Issuer’s Form 10-Q filed with the SEC on February 6, 2020.

CUSIP No. 904677200	SCHEDULE 13D

1	NAME OF REPORTING PERSON Impala Bluebuck LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 223,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 223,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,520
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.21%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

* Based on 18,505,446 shares of the Issuer’s common stock outstanding as of February 3, 2020 according to the Issuer’s Form 10-Q filed with the SEC on February 6, 2020.

CUSIP No. 904677200	SCHEDULE 13D

1	NAME OF REPORTING PERSON Robert J. Bishop
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,417*
	8	SHARED VOTING POWER 1,621,740
	9	SOLE DISPOSITIVE POWER 20,417*
	10	SHARED DISPOSITIVE POWER 1,621,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,642,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.87%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Consists of shares underlying unrestricted units of common stock of the Issuer granted to the Reporting Person for director service pursuant to the Issuer’s director compensation policy. The units were fully vested on the date of grant and will be converted into shares of common stock following the Reporting Person’s termination of services as a director of the Issuer.
**Based on 18,505,446 shares of the Issuer’s common stock outstanding as of February 3, 2020 according to the Issuer’s Form 10-Q filed with the SEC on February 6, 2020.

CUSIP No. 904677200	SCHEDULE 13D
Item 1.          Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common shares of Unifi, Inc., par value $0.10 per share (the “Common Stock”), a New York corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7201 West Friendly Avenue, Greensboro, NC 27410.

Item 2.          Identity and Background.

This Schedule 13D is jointly filed by Impala Asset Management LLC, a Delaware limited liability company (“Impala Asset Management”), Impala Asset Advisors LLC, a Delaware limited liability company (“Impala Asset Advisors”), Impala Master Fund Ltd., a Cayman Islands company (“Impala Master Fund”), Impala Alpha Master Fund Ltd., a Cayman Islands company (“Impala Alpha Master Fund”), Waterbuck Master Fund Ltd., a Cayman Islands company (“Waterbuck Master Fund”), Impala Bluebuck LP, a Delaware limited partnership (“Impala Bluebuck”), and Mr. Robert J. Bishop (collectively, the “Reporting Persons”). The Reporting Persons are filing a Schedule 13D merely because of Mr. Bishop’s role as a director of the Issuer and not because there has been any change to the Reporting Persons’ plans or proposals with respect to the Issuer. Mr. Bishop was elected to serve as director of the Issuer beginning on April 27, 2016 and since that time has made the applicable Section 16 filings with respect to his beneficial ownership of the Common Stock.

Impala Asset Management primarily serves as an investment manager to collective investment vehicles, consisting of private investment partnerships and foreign investment companies, organized to invest in securities and other financial instruments. Impala Asset Management also provides investment management services to clients through separately managed accounts, registered investment companies, and other investment vehicles.  Impala Asset Management is a registered investment adviser, and further information regarding its business can be found on its Form ADV that is publicly available on file with the SEC.  Impala Asset Management is the investment manager of Impala Master Fund, Impala Alpha Master Fund, Waterbuck Master Fund and Impala Bluebuck. Impala Asset Advisors is the general partner of each of Impala Asset Management’s funds, including Impala Bluebuck and the feeder fund of each of Impala Master Fund, Waterbuck Master Fund and Impala Alpha Master Fund.  Impala Master Fund, Impala Alpha Master Fund, Waterbuck Mater Fund and Impala Bluebuck directly own shares of Common Stock. Mr. Bishop is the majority owner of and the principal and chief investment officer of Impala Asset Management and the majority owner of Impala Asset Advisors. The principal business address of Mr. Bishop is 324 Royal Palm Way, 3rd Floor, Palm Beach, FL 33480.

Set forth on Schedule A to this Schedule 13D, and incorporated herein by reference, is the address of each of the Reporting Persons and the (a) name, (b) residence or business address, (c) present principal occupation or employment and (d) citizenship, of each executive officer, director and general partner of each of the Reporting Persons, as applicable.

The Reporting Persons have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration.

The Reporting Persons purchased the shares of Common Stock for investment for such private funds and other clients. The purchases were made for investment purposes with available funds of applicable client accounts in Impala Asset Management’s ordinary course of business.

CUSIP No. 904677200	SCHEDULE 13D

Item 4.          Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer reported herein for investment purposes.

Mr. Bishop is a director of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.          Interest in Securities of the Issuer.

(a) The Reporting Persons are the beneficial owners of 1,642,157 shares of Common Stock in the aggregate, including 20,417 shares of Common Stock underlying unrestricted units of common stock the Issuer granted to Mr. Bishop for director service pursuant to the Issuer's director compensation policy. The units were fully vested on the date of grant and will be converted into shares of Common Stock following Mr. Bishop’s termination of services as a director of the Issuer. The shares of Common Stock beneficially owned by the Reporting Persons represent approximately 8.87% of the Issuer's outstanding Common Stock, based on 18,505,446 shares of the Issuer’s common stock outstanding as of February 3, 2020 according to the Issuer’s Form 10-Q filed with the SEC on February 6, 2020.

(b)

(i)
Impala Asset Management has shared power to vote or direct the vote, and to dispose or direct the disposition of, the 1,621,740 shares of Common Stock it beneficially owns. Impala Asset Management does not have sole power to vote or direct the vote of, or dispose or direct the disposition of, any shares of Common Stock.

(ii)
Impala Asset Advisors has shared power to vote or direct the vote, and to dispose or direct the disposition of, the 1,621,740 shares of Common Stock it beneficially owns. Impala Asset Advisors does not have sole power to vote or direct the vote of, or dispose or direct the disposition of, any shares of Common Stock.

(iii)
Impala Master Fund has shared power to vote or direct the vote, and to dispose or direct the disposition of, the 1,228,021 shares of Common Stock it beneficially owns. Impala Master Fund does not have sole power to vote or direct the vote of, or dispose or direct the disposition of, any shares of Common Stock.

(iv)
Impala Alpha Master Fund has shared power to vote or direct the vote, and to dispose or direct the disposition of, the 56,532 shares of Common Stock it beneficially owns. Impala Alpha Master Fund does not have sole power to vote or direct the vote of, or dispose or direct the disposition of, any shares of Common Stock.

(v)
Waterbuck Master Fund has shared power to vote or direct the vote, and to dispose or direct the disposition of, the 113,667 shares of Common Stock it beneficially owns. Waterbuck Master Fund does not have sole power to vote or direct the vote of, or dispose or direct the disposition of, any shares of Common Stock.

CUSIP No. 904677200	SCHEDULE 13D

(vi)
Impala Bluebuck has shared power to vote or direct the vote, and to dispose or direct the disposition of, the 223,520 shares of Common Stock it beneficially owns. Impala Bluebuck does not have sole power to vote or direct the vote of, or dispose or direct the disposition of, any shares of Common Stock.

(vii)
Mr. Bishop has shared power to vote or direct the vote, and to dispose or direct the disposition of, the 1,621,740 shares of Common Stock he beneficially owns and sole power to vote or direct the vote, and to dispose or direct the disposition of 20,417 shares of Common Stock he beneficially owns.

(c) Except for the transfer of 27,460 shares of Common Stock from Impala Alpha Master Fund to Impala Bluebuck on February 3, 2020 at a price of $21.82 per share, the Reporting Persons have not effected any transactions in the Common Stock in the last sixty days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference. Other than as described in this report, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Common Stock which are required to be described hereunder.

Item 7.          Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated February 14, 2020, among the Reporting Persons.

CUSIP No. 904677200	SCHEDULE 13D
SIGNATURE
 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2020

IMPALA ASSET MANAGEMENT LLC

/s/ Thomas Sullivan
By: Thomas Sullivan, CFO

IMPALA ASSET ADVISORS LLC

/s/ Thomas Sullivan
By: Thomas Sullivan, CFO

IMPALA MASTER FUND LTD.

/s/ Thomas Sullivan
By: Thomas Sullivan, CFO

IMPALA ALPHA MASTER FUND LTD.

/s/ Thomas Sullivan
By: Thomas Sullivan, CFO

WATERBUCK MASTER FUND LTD.

/s/ Thomas Sullivan
By: Thomas Sullivan, CFO

IMPALA BLUEBUCK LP

By: Impala Asset Advisors LLC, its general partner

/s/ Thomas Sullivan
By: Thomas Sullivan, CFO

ROBERT J. BISHOP

/s/ Robert J. Bishop

SCHEDULE A
ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS
IMPALA ASSET MANAGEMENT LLC

The principal business address of Impala Asset Management is 324 Royal Palm Way, 3rd Floor, Palm Beach, FL 33480. The executive officers and directors of Impala Asset Management are set forth below. The principal business address of Mr. Bishop is 324 Royal Palm Way, 3rd Floor, Palm Beach, FL 33480. The principal business address of Mr. Sullivan, Mr. Preci, Ms. Stemm, Bruce Levitt, Richard Davidson and Anita Rosenberg is 107 Cherry Street, New Canaan, CT 06840.  The principal business address of Mr. Brenner is 430 Park Avenue, 7th Floor, New York, NY 10022.

Name	Principal Occupation	Citizenship
Robert J. Bishop	Chief Investment Officer	United States
Tom Sullivan	Chief Financial Officer	United States
Perri Brenner	Chief Operating Officer	United States
Alfred Preci	Chief Technology Officer	United States
Diana Stemm	Chief Compliance Officer	United States
Bruce Levitt	Fund Manager	United States
Richard Davidson	Retired CEO Union Pacific Corporation	United States
Anita Rosenberg	Private Investor	United States
IMPALA ASSET ADVISORS LLC

The principal business address of Impala Asset Advisors is 3500 South Dupont Highway, Dover, DE 19901. The executive officer and directors of Impala Asset Advisors are set forth below. The principal business address of Mr. Bishop is 324 Royal Palm Way, 3rd Floor, Palm Beach, FL 33480. The principal business address of Bruce Levitt, Richard Davidson and Anita Rosenberg is 107 Cherry Street, New Canaan, CT 06840.

Name	Principal Occupation	Citizenship
Robert J. Bishop	Chief Investment Officer	United States
Bruce Levitt	Fund Manager	United States
Richard Davidson	Retired CEO Union Pacific Corporation	United States
Anita Rosenberg	Private Investor	United States
IMPALA MASTER FUND LTD.

The principal business address of Impala Master Fund is PO Box 309, Ugland House, South Church Street, George Town KY1-1104, Cayman Islands. The executive officers and directors of Impala Master Fund are set forth below. The principal business address of Mr. Bishop is 324 Royal Palm Way, 3rd Floor, Palm Beach, FL 33480. The principal business address of Bruce Levitt, Richard Davidson and Anita Rosenberg is 107 Cherry Street, New Canaan, CT 06840.

Name	Principal Occupation	Citizenship
Robert J. Bishop	Chief Investment Officer	United States
Bruce Levitt	Fund Manager	United States
Richard Davidson	Retired CEO Union Pacific Corporation	United States
Anita Rosenberg	Private Investor	United States
IMPALA ALPHA MASTER FUND LTD.

The principal business address of Impala Alpha Master Fund is PO Box 309, Ugland House, South Church Street, George Town KY1-1104, Cayman Islands. The executive officers and directors of Impala Alpha Master Fund are set forth below. The principal business address of Mr. Bishop is 324 Royal Palm Way, 3rd Floor, Palm Beach, FL 33480. The principal business address of Bruce Levitt, Richard Davidson and Anita Rosenberg is 107 Cherry Street, New Canaan, CT 06840.

Name	Principal Occupation	Citizenship
Robert J. Bishop	Chief Investment Officer	United States
Bruce Levitt	Fund Manager	United States
Richard Davidson	Retired CEO Union Pacific Corporation	United States

Anita Rosenberg	Private Investor	United States
WATERBUCK MASTER FUND LTD.

The principal business address of Waterbuck Master Fund is PO Box 309, Ugland House, South Church Street, George Town KY1-1104, Cayman Islands. The executive officers and directors of Waterbuck Master Fund are set forth below. The principal business address of Mr. Bishop is 324 Royal Palm Way, 3rd Floor, Palm Beach, FL 33480. The principal business address of Bruce Levitt, Richard Davidson and Anita Rosenberg is 107 Cherry Street, New Canaan, CT 06840

Name	Principal Occupation	Citizenship
Robert J. Bishop	Chief Investment Officer	United States
Bruce Levitt	Fund Manager	United States
Richard Davidson	Retired CEO Union Pacific Corporation	United States
Anita Rosenberg	Private Investor	United States

IMPALA BLUEBLUCK LP
The principal business address of Impala Bluebuck LP is 3500 South Dupont Highway, Dover, DE 19901. The general partner of Impala Bluebuck LP is Impala Asset Advisors LLC, which is a Reporting Person. See Item 2 for additional information.

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and any amendments to it with respect to Common Stock, $0.10 par value per share, of Unifi, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to those joint filings. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
Dated: February 14, 2020
IMPALA ASSET MANAGEMENT LLC

/s/ Thomas Sullivan
By: Thomas Sullivan, CFO

IMPALA ASSET ADVISORS LLC

/s/ Thomas Sullivan
By: Thomas Sullivan, CFO

IMPALA MASTER FUND LTD.

/s/ Thomas Sullivan
By: Thomas Sullivan, CFO

IMPALA ALPHA MASTER FUND LTD.

/s/ Thomas Sullivan
By: Thomas Sullivan, CFO

WATERBUCK MASTER FUND LTD.

/s/ Thomas Sullivan
By: Thomas Sullivan, CFO

IMPALA BLUEBUCK LP

By: Impala Asset Advisors LLC, its general partner

/s/ Thomas Sullivan
By: Thomas Sullivan, CFO

ROBERT J. BISHOP

/s/ Robert J. Bishop